Chefs’ Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345
July 1, 2011
Via EDGAR & Overnight Courier
Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Chefs’ Warehouse Holdings, LLC Registration Statement on Form S-1 Filed April 12, 2011 File No. 333-173445
Dear Mr. Owings:
     On behalf of Chefs’ Warehouse Holdings, LLC (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 22, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company has today filed Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-173445) (as amended, the “Registration Statement”) with the Commission via EDGAR. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.
Prospectus Summary, page 1
Recent Development, page 4
1.	We note the disclosure of your entering into an agreement to purchase certain assets of Harry Wils & Co. including its inventory, certain intangible assets, customer list and certain intellectual property and that you expect to close the transaction in July with your existing senior secured credit facilities. In this regard, please tell us and disclose the business purpose of the purchase and the significance of the purchase in terms of dollar amount and whether it is considered a business purchase under Rule 11-01(d) of Regulation S-X. We note your risk factor disclosure on page 16 of your intention of consolidating the operations with those of Harry Wils & Co. after the transaction. To the extent that the transaction is considered a business and is material to your financial statements, you should provide pro forma effect of this probable transaction in your pro forma financial statements.

RESPONSE: Article 11 of Regulation S-X requires pro forma financial information to be presented under specified circumstances, including when a “significant business combination,” as that term is defined in Rule 11-01(b) of Regulation S-X, has occurred or is probable and/or when consummation of other events or transactions has occurred for which disclosure of pro forma financial information would be material to investors. Under Rule 11-01 of Regulation S-X a business combination can occur in the context of an acquisition of assets, where the acquisition of assets is an acquisition of a “business” as that term is defined in Rule 11-01(d) of Regulation S-X. As described below, the Company respectfully submits that it is not required to include in the Registration Statement historical financial statements for Harry Wils & Co. or pro forma financial statements giving effect to the Company’s acquisition of the assets of Harry Wils & Co. because (i) the transaction does not meet any of the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent in each place in which 10 percent appears therein, and (ii) the historical and pro forma financial information would not be material to the Company’s investors in the offering.

The Harry Wils & Co. transaction, which was consummated on June 24, 2011, involved the Company’s purchase of certain intangible assets, including Harry Wils & Co.’s customer list and certain intellectual property, for consideration consisting of an approximately $7.7 million purchase price plus an additional payment of approximately $1.2 million for certain inventory, purchased by the Company at Harry Wils & Co.’s cost. The Company entered into this transaction and acquired these assets in an effort to grow its business in its New York City metropolitan area market.

The Company respectfully submits that historical financial statements for Harry Wils & Co. and pro forma financial information giving effect to the transaction are not required to be included in the Registration Statement as the transaction does not meet the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent each place 10 percent appears therein. Specifically, Harry Wils & Co.'s pre-tax income for fiscal 2010 was less than 2% of the Company's fiscal 2010 pre-tax income. The purchase price paid by the Company to purchase the acquired assets, including approximately $1.2 million paid for Harry Wils & Co.’s inventory, is approximately 11% of the Company's total assets, and the value of the acquired assets equals less than 8% of the Company's total assets. Therefore, the acquisition does not constitute a “significant business combination” as that term is defined in Rule 11-01(b) of Regulation S-X. Furthermore, the Company does not believe the presentation of the pro forma financial information would be material to an investor in the offering.

2.	Please disclose the purchase price you agreed to pay for the assets of Harry Wils & Co. Please also file as an exhibit to the registration statement the purchase agreement or explain to us why you do not believe such agreement to be material. See Item 601(b)(2) of Regulation S-K.

RESPONSE: The disclosure on pages 4, 35 and F-20 of the prospectus has been revised in accordance with the Staff’s comment to disclose the purchase price paid to Harry Wils & Co. of approximately $7.7 million for certain intangible assets, plus approximately $1.2 million for inventory on hand.

The Company respectfully submits to the Staff that the Company has determined that the purchase agreement for the Harry Wils & Co. transaction is not a material plan of acquisition under Item 601(b)(2) of Regulation S-K. With respect to the Company’s analysis of materiality, the Company considered the quantitative factors described in the Company’s response to Comment 1 above, and the fact that the Company’s post-closing obligations under the acquisition agreement consist solely of limited commitments to indemnify Harry Wils & Co. for breaches by the Company of its limited representations and warranties and covenants contained in the acquisition agreement, in reaching this conclusion.
The Offering, page 6
Use of Proceeds, page 6
3.	The disclosure that you require borrowings under your new senior secured credit facilities, together with the net proceeds from the offering, for the uses described in two bullet points in this subsection implies that the net proceeds from the offering, alone, is insufficient for such uses. Accordingly, please delete the sentence “[a]ny remaining net proceeds will be used for general corporate purposes,” as it implies that you will have net proceeds from the offering remaining after the uses described in the two bullet points in this section. Please also revise in “Use of Proceeds.”

RESPONSE: The disclosure on pages 6 and 28 of the prospectus has been revised in accordance with the Staff’s comment.
Summary Consolidated Financial Data, page 8
4.	We note your response to comment 12 in our letter dated May 10, 2011 and re-issue such comment. In this regard, please tell us, and disclose, if the pro forma earnings per share data for the fiscal year ended December 24, 2010, and the three months ended March 25, 2011, will give effect to the number of shares whose proceeds would be necessary to pay the excess dividend distribution to your Class A units since it exceeds your current year earnings. In this regard, we note your deemed dividend of $22,429 exceeds your net income of $15,874 for the fiscal year ended December 24, 2010. Therefore, you should increase your pro forma earnings per share denominator by the incremental number of shares that would equate to $6,555 once you have determined your offering price per share.

RESPONSE: The Company respectfully submits to the Staff that the Company believes complying with the request contained in the above comment will result in the pro forma earnings per share denominator being overstated as a result of the fact that the denominator already includes the number of shares being offered in the offering. As described in the Registration Statement, the Company incurred indebtedness in October 2010, borrowings from which were used to finance the redemption of the Class A units, which redemption caused the deemed dividend of $22,429. The unaudited pro forma condensed consolidated financial statements included in the Registration Statement include the impact of the increase in the number of shares as a result of the offering, the proceeds of which, together with borrowings under a new credit facility that the Company is entering into in connection with the offering, are being used to refinance the Company’s existing indebtedness. Because the shares being issued in the offering are already included in the pro forma earnings per share calculation included in the Registration Statement, the Company respectfully submits to the Staff that increasing the pro forma earnings per share denominator by the incremental number of shares that would equate to $6,555, would, when combined with the shares being issued in the offering, result in an overstatement of the pro forma share count.
5.	We note your responses to comments 13 and 16 in our letter dated May 10, 2011 and await your revisions in a future amendment to Form S-1.

RESPONSE: The Company has provided to the Staff on a supplemental basis the pro forma financial statements and has revised the Registration Statement to include additional disclosure regarding the manner in which the conversion ratio in the reorganization transaction will be calculated. As described in the Registration Statement, the number of shares of The Chefs’ Warehouse, Inc. common stock that will be issued to the current members of Chefs’ Warehouse Holdings, LLC in the reorganization transaction will be fixed prior to the Company’s distribution of the preliminary prospectus and will be based on the number of shares the Company is offering pursuant to the Registration Statement.

6.	We note your response to comment 14 in our letter dated May 10, 2011 and do not believe your planned refinancing transaction is factually supportable at this time until the commitment letter and term sheet are formally executed. Please revise to remove the new financing from your pro forma financial statements.

RESPONSE: The commitment letter and term sheet referenced in the Registration Statement were executed on June 9, 2011. Accordingly, the Company respectfully submits that the planned refinancing is now factually supportable. The Company has revised the disclosure on pages 4 and 85 to reflect that the commitment letter and term sheet have been executed.
Risk Factors, page 12
Risks Relating to this Offering, page 21
7.	We note your response to comment 18 in our letter dated May 10, 2011. Please tell us whether you expect to qualify for the controlled company exemption offered by the NASDAQ Listing Rules, regardless of your intention to avail yourself to such exemption. If you expect to qualify, then please add the risk factor requested by such comment. You may disclose in the risk factor your current intentions on availing yourself to such exemption.

RESPONSE: The Company’s founders collectively hold 100% of the Company’s Class B units, the Company’s only voting securities, and are expected to own in excess of 50% of the Company’s outstanding shares of common stock following consummation of the offering. However, these individuals are not a party to any agreement among themselves as to how to vote their Class B units and have given the Company no indication that they will (i) enter into such an agreement following consummation of the offering or (ii) file a Schedule 13D with the Commission to indicate that they are acting as a group. Because none of our founders is expected to own in excess of 50% of the Company’s outstanding common stock following consummation of the offering, and the Company has received no indication from these individuals that they intend to act as a group or file a Schedule 13D following consummation of the offering, the Company does not expect to qualify as a “controlled company” under The NASDAQ Marketplace Rules immediately following consummation of the offering. Our founders could, in the future, form a group that owns in excess of 50% of the Company’s common stock and file a Schedule 13D with the Commission indicating as such. Accordingly, the Company has revised the Registration Statement to include a risk factor related to the possibility that the founders could choose to form a group and file a Schedule 13D, and that as such there is a possibility that the Company could in the future qualify as a “controlled company” under The NASDAQ Marketplace Rules.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Critical Accounting Policies, page 37
Inventory valuation, page 37
8.	We note your response to comment 27 in our letter dated May 10, 2011 and re-issue such comment. Please tell us, and disclose, a roll-forward schedule of your inventory reserve amounts for all periods presented in a footnote or in a supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X.

RESPONSE: The Company has revised the Registration Statement to include in Note 14 to the Consolidated Financial Statements the requested roll-forward schedule of the Company’s inventory reserve amounts.
Valuation of Goodwill and Intangible Assets, page 38
9.	We note your responses to comments 28 and 29 in our letter dated May 10, 2011. We note that you have discrete financial information for each of your geographical regions and each region constitutes a component. We further note from your response that you aggregate your geographical components into one reporting unit for the purpose of testing goodwill for impairment. Please note that only components of an operating segment that have similar economic characteristics should be aggregated into a single reporting unit. See FASB ASC 350-20-35-35. For purposes of evaluating economic characteristics of your components the criteria for aggregating operating segments in FASB ASC 280-10- 50-11 should be considered. In this regard, please provide to us your discrete financial information for each of your geographical components for the past three fiscal years ended December 24, 2010 as well as their projected financial information. Please supplement this information with a detailed analysis which supports your conclusion that your components have similar economic characteristics for aggregation.

RESPONSE: The Company has provided to the Staff on a supplemental basis the requested discrete financial information for each of its geographical components for the past three fiscal years ended December 24, 2010 as well as discrete projected financial information for each of its geographic components for the 2011 fiscal year. As stated in the Company’s responses to Comments 28 and 29 to the Staff’s letter date May 10, 2011, the Company reaffirms that for the reasons stated below and in light of the financial information provided to the Staff on a supplemental basis, the Company evaluates its goodwill on an aggregated basis.

In considering how to evaluate the Company’s goodwill, the Company applied the aggregation criteria from ASC 280-10-50 to aggregate the geographical components into one reporting unit. A reporting unit is an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, and none of its components is a reporting unit, or if it comprises only a single component.

Determining whether a component of an operating segment is a reporting unit is a matter of judgment based upon an entity’s individual facts and circumstances. The Financial Accounting Standards Board staff believes that the manner in which an entity manages its operations is key to determining the reporting units of an entity. The Company has discrete financial information for each of its geographical regions and each constitutes a component.

When analyzing whether to aggregate the Company’s geographical components into one reporting unit the Company considers whether each geographical component has similar economic characteristics. The Company has evaluated the economic characteristics of its different geographic markets along with the similarity of the gross profit margins, physical operations, nature of the products, type of customer and methods of distribution of products and the regulatory environment in which the Company operates and concluded that the geographical components are one reporting unit. The Company believes that the financial information provided to the Staff on a supplemental basis supports this conclusion.
Compensation Discussion and Analysis, page 61
Compensation Philosophy and Objectives, page 61
10.	We note the disclosure that you provide competitive total compensation based on compensation levels at other similarly-sized companies operating within your business sector. Please clarify whether you engaged in benchmarking with respect to total compensation or any individual component of compensation. If did engage in benchmarking, then please identify the benchmark and its components, including component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: The Company did not engage in benchmarking with respect to total compensation or any individual component of compensation when establishing the fiscal 2010 compensation for the Company’s named executive officers. The disclosure on pages 62 and 63 of the prospectus has been revised to reflect that the Company did not engage in benchmarking when establishing fiscal 2010 compensation.
2010 Units Vested Table, page 68
11.	We note your response to comment 49 in our letter dated May 10, 2011. The disclosure of the value realized on vesting should be based on the market value of your limited liability company interests on the vesting date. A statement that a market value of such interests is not readily determinable is insufficient to satisfy the disclosure required by Item 402(g)(2)(v) of Regulation S-K. Accordingly, we reissue such comment.

RESPONSE: The disclosure on page 69 of the prospectus has been revised in accordance with the Staff’s comment.

Undertakings, page II-2
12.	We note your response to comment 66 in our letter dated May 10, 2011. The undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K are required for the offering even though the offering is not pursuant to Securities Act Rule 415. For guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations and Securities Act Rule 159A. Accordingly, we reissue such comment.

RESPONSE: The disclosure on page II-3 of the prospectus has been revised in accordance with the Staff’s comment.
     If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
/s/ Kenneth Clark
Kenneth Clark
Chief Financial Officer